Exhibit 13



                               February 11, 1991



Legg Mason Tax-Free Income Fund
111 South Calvert Street
Baltimore, Maryland 21202

Gentlemen:

         Please be advised that the $100,000 worth of shares of Legg Mason Tax-Free Income Fund (consisting of 9000 shares of the Legg Mason Maryland Tax-Free Income Trust, 800 shares of the Legg Mason Pennsylvania Tax-Free Income Trust, and 200 shares of the Legg Mason High Quality Tax-Free Income Trust) which we have today purchased from you were purchased as an investment with no present intention of redeeming or selling such shares and we do not have any intention of redeeming or selling such shares.

                                         Very truly yours,

                                         LEGG MASON WOOD WALKER, INCORPORATED

                                         /s/ F. Barry Bilson
                                         -------------------
                                         By: Vice President